Exhibit 99.1

FIRST AMENDMENT

TO THE NOTE PURCHASE AGREEMENT
BETWEEN
YATRA ONLINE, INC.
(“BORROWER”)
AND
MAK CAPITAL FUND, LP (“HOLDER”)

This First Amendment to the Note Purchase Agreement dated October 05, 2022 (the “Purchase Agreement”) is made as of June 28, 2023 (the “Effective Date”), between the Borrower and Holder (the “First Amendment”).

WHEREAS, the Borrower and Holder desire to amend section 5.2(b)(i) of the Purchase Agreement to increase the amount of indebtedness the Borrower can incur without Holder’s consent from $15,000,000 (excluding the Loan and any existing indebtedness as of the date of Purchase Agreement) to $18,000,000 (excluding the Loan and any existing indebtedness as of the date of Purchase Agreement) as reflected in this First Amendment.

WHEREAS, pursuant to section 9.9 of the Purchase Agreement, the Purchase Agreement may be amended by an agreement in writing signed by the Borrower and Holder.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Capitalized terms used but not defined in this First Amendment shall have the meanings ascribed to them in the Purchase Agreement.

2.

Section 5.2(b)(i) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following text:

“(i) Restrictions on Indebtedness. Create, assume, or otherwise become remain obligated in respect of, or permit or suffer to exist or to be created, assumed or incurred or to be outstanding, any (A) indebtedness or liability for borrowed money or for the deferred purchase price of property or services; (B) obligations as lessee under capital leases exceeding $500,000, except capital leases entered into in the ordinary course of business; (C) current liabilities in respect of unfunded vested benefits under any benefits plan; (D) obligations under letters of credit, bankers’ acceptances, bank guarantees and surety bonds or similar instruments issued for the account of any Person; (E) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; or (F) obligations secured by any lien, other than Permitted Liens, on property owned by the Borrower or any of its Subsidiaries, whether or not the obligations have been assumed (other than the obligations under the Note) or guarantee obligations other than (1) indebtedness of the Borrower secured by purchase-money liens as permitted in Section 5.2(b)(ii)(A) below, (2) accounts payable or other unsecured indebtedness to trade creditors for goods or services and current operating liabilities (other than for borrowed money) in each case which are incurred in the ordinary course of business of the Borrower, (3) extensions, refinancings, modifications, amendments and restatements of any items described in clauses (1), or (2), provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon the Borrower and its Subsidiaries, as the case may be (including, the shortening of the maturity of any such indebtedness), (4) bank guarantees provided by Borrower and the Subsidiaries in the ordinary course of business in an aggregate amount at any time outstanding not to exceed $250,000 excluding any existing bank guarantees and (5) indebtedness evidenced by the Note. Notwithstanding the foregoing restrictions, the Borrower and the Subsidiaries may borrow without the Holder’s consent up to an aggregate of $18,000,000 (excluding the Loan and any existing indebtedness as of the date of the Purchase Agreement) for working capital and general corporate purposes.”

3.	After the Effective Date, any reference to the Purchase Agreement shall mean the Purchase Agreement as amended by this First Amendment.

4.	The Purchase Agreement is amended only to the extent specifically set forth herein. Except as specifically amended hereby, the Purchase Agreement shall remain unaltered and in full force and effect in accordance with its terms.

5.	This First Amendment constitutes the sole agreement of the parties with respect to the transactions contemplated hereby and shall supersede all oral negotiations and the terms of prior writings with respect thereto.

6.	No determination by any court, governmental body or otherwise that any provision of this First Amendment is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other such provision or (b) such provision in any circumstance not controlled by such determination. Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, Applicable Law.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this First Amendment as of the Effective Date.

YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares, as Borrower

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer

MAK CAPITAL FUND, LP, as Holder

By:	/s/ Michael Kaufman
Name:	Michael Kaufman
Title:	Managing Member

[Signature Page to First Amendment to the Note Purchase Agreement]